

September 17, 2021

Mark Chi Hang Lo
Chief Executive Officer
AMTD Digital Inc.
25/F Nexxus Building
41 Connaught Road Central
Hong Kong

> **Re: AMTD Digital Inc.**
> **Amendment No. 5 to**
> **Registration Statement on Form F-1**
> **Filed on August 30, 2021**
> **File No. 333-256322**

Dear Mr. Lo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2021 letter.

Amendment No. 5 to Form F-1 filed August 30, 2021

Cover Page

1. Refer to your response to our prior comment 1. Please revise to provide prominent disclosure addressing how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Prospectus Summary
Summary of Risk Factors, page 8

2.   We note your response and revised disclosure in response to our prior comment 2 and reissue in part. In your summary of risk factors, revise to describe the significant regulatory, liquidity and enforcement risk with cross-references to the more detailed discussion of those risks in the prospectus.

      You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance